UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

The following information filed with this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-181530) of the registrant filed with the Securities and Exchange Commission (the “Commission”), and to be a part thereof from the date on which this report is furnished to the Commission, to the extent not superseded by documents or reports the Registrant subsequently furnished to or files with the Commission.

•	Notice of 2013 Annual and Special Meeting and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.1;

•	Subordinate Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2;

•	Multiple Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3; and

•	Chief Executive Officer’s Letter to Shareholders and Corporate Information Directory, the text of which is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Jeff Losch
Name:	Jeffrey A. Losch
Title:	Vice President, Legal and General Counsel, and Corporate Secretary

Date: June 27, 2013

Exhibit Index

99.1	Notice of 2013 Annual and Special Meeting and Management Information Circular and Proxy Statement

99.2	Subordinate Voting Shares Proxy

99.3	Multiple Voting Shares Proxy

99.4	Letter to Shareholders and Corporate Information Directory

2